# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-25-000008
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); sole voting power 33,000; shared voting power 0; sole dispositive power 33,000; shared dispositive power 0; aggregate amount beneficially owned 33,000 (3.8% of the class)
  Comment: Percent of class is based on approximately 860,500 shares outstanding as of May 14th 2025 according to the press release titled "Femto Technologies Inc. Announces Stock Repurchase Program" published on May 15th 2025.
  
  The press release stated that 43,025 shares represents "5% of the issued and outstanding Subordinate Voting Shares as at the close of business on May 14, 2025" and thus this value was used to approximate total outstanding shares.

## Item 1. Issuer
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, 2264E 11TH AVENUE, VANCOUVER, BRITISH COLUMBIA, CANADA, V5N1Z6.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 33000
Percent of class: 3.8
Sole power to vote or to direct the vote: 33000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 33000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (05/15/2025)